Exhibit 99.3

IMPACTIVE CAPITAL MASTER FUND LP

c/o IMPACTIVE CAPITAL LP

152 West 57th Street, 17th Floor

New York, New York 10019

___________

Re:	Envestnet, Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Envestnet, Inc. (the “Company”) in connection with the proxy solicitation that Impactive Capital Master Fund LP and certain of its affiliates (collectively, the “Impactive Group”) is considering undertaking to nominate and elect directors at the Company’s 2023 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Impactive Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the Impactive Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Impactive Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Impactive Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Impactive Group or the Company) or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Impactive Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Impactive Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Impactive Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Impactive Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Impactive Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

*              *              *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

IMPACTIVE CAPITAL MASTER FUND LP

By:	Impactive Capital GP LLC its General Partner

By:
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

ACCEPTED AND AGREED:

[NOMINEE]